Exhibit 99.1

21Vianet Group, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: VNET)

NOTICE OF EXTRAORDINARY GENERAL MEETING

To be held on October 8, 2021

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of 21Vianet Group, Inc. (the “Company”) will be held at Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, The People’s Republic of China at 14:00 (local time), for the purposes of considering and, if thought fit, passing the following resolution:

1.	AS A SPECIAL RESOLUTION

THAT the name of the Company be changed from 21Vianet Group, Inc.to VNET Group, Inc.

The board of directors of the Company has fixed the close of business on August 27, 2021 (Hong Kong time/China time) as the record date (the “Share Record Date”) for determining the shareholders entitled to receive notice of the EGM or any adjournment or postponement thereof.

Holders of record of our shares of par value US$0.00001 each (the "Shares") at the close of business on the Share Record Date are entitled to attend, and to vote at, the EGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s American depositary shares (the "ADSs") are welcome to attend the EGM in person but must act through Citibank, N.A., the depositary of the Company’s ADS program to exercise their voting rights for the underlying Shares represented by its ADSs. In order to assist us in our preparation for the extraordinary general meeting, please RSVP by email to IR@21Vianet.com.

By Order of the Board of Directors,

21Vianet Group, Inc.

By:	/s/ Josh Chen
Name:	Josh Chen
Title:	Chairman of the Board

Beijing, China
August 24, 2021